                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                          Robotic Vision Systems, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   771074 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 2 of 8 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   KELLOGG CAPITAL GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,475,000
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,475,000
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,475,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     BD
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 3 of 8 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   KELLOGG GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,475,000
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,475,000
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,475,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 4 of 8 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   CHARLES K. KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,475,000
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,475,000
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,475,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 5 of 8 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   LEE KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 2,475,000
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,475,000
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,475,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 6 of 8 Pages
----------------------------                             ----------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase  price of the shares of the Issuer's  Common
Stock  purchased by Kellogg and reported in this Amendment No. 1 to the Schedule
13D (the "Shares") is approximately  $343,895,  including brokerage commissions.
Purchases to date by Kellogg of the Shares reported herein as beneficially owned have been made from  Kellogg's  working  capital  and any and all  shares of the
Issuer's  Common  Stock to be  acquired  in the future  shall be  effected  with
Kellogg's working capital.

     Item 5(a) is hereby amended and restated to read as follows:

            (a) As of the close of business on December 14, 2004, Kellogg may be deemed to own beneficially in the aggregate  2,475,000 Shares which  constitutes approximately  11.8% of the  outstanding  shares of the  Issuer's  Common  Stock
(based upon  21,008,125  shares of Common Stock  outstanding  as reported in the
Issuer's  Quarterly  Report on Form 10-Q for the quarter ended June 30, 2004 and filed with the Securities and Exchange  Commission on August 13, 2004).  Kellogg
Group as the sole member of Kellogg may be deemed to beneficially own the shares of the Issuer's Common Stock beneficially  owned by Kellogg.  Charles K. Kellogg and Lee  Kellogg,  by virtue of their status as  controlling  members of Kellogg
Group, may be deemed to own beneficially the shares of the Issuer's Common Stock beneficially  owned by  Kellogg  Group,  and  consequently  Kellogg.  Charles K.
Kellogg,  Lee Kellogg and Kellogg Group  disclaim  beneficial  ownership of such shares of the  Issuer's  Common  Stock  except to the extent of their  pecuniary interest therein.

     Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto lists all  transactions  by the Reporting
Persons in the Issuer's  Common  Stock since the filing of the initial  Schedule
13D. All of such transactions were effected in the open market.

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 7 of 8 Pages
----------------------------                             ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2004              KELLOGG CAPITAL GROUP, LLC

                                       By: /s/ Matthew Brand
                                           ---------------------
                                           Name: Matthew Brand
                                           Title: Managing Director

                                       KELLOGG GROUP, LLC

                                       By: /s/ Charles K. Kellogg
                                           --------------------------
                                           Name: Charles K. Kellogg
                                           Title: Managing Member

                                       /s/ Charles K. Kellogg
                                       --------------------------------
                                       CHARLES K. KELLOGG

                                       /s/ Lee Kellogg
                                       ----------------------------------------
                                       LEE KELLOGG

----------------------------                             ----------------------
CUSIP No. 771074 10 1                 13D                Page 8 of 8 Pages
----------------------------                             ----------------------

                                   SCHEDULE A
                                   ----------

     Transactions in the Shares Since the Filing of the Initial Schedule 13D
     -----------------------------------------------------------------------

   Shares of Common Stock          Price Per                   Date of
      Purchased/(Sold)             Share($)                 Purchase/(Sale)
      ----------------             --------                 ---------------

                           KELLOGG CAPITAL GROUP, LLC
                           --------------------------
         (388,200)                    .9700                    (12/10/04)
          (25,000)                   1.0500                    (12/10/04)

                               KELLOGG GROUP, LLC
                               ------------------
                                      None

                               CHARLES K. KELLOGG
                               ------------------
                                      None

                                   LEE KELLOGG
                                   -----------
                                      None